05006235

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME	**Fairborne Energy Ltd.**
*CURRENT ADDRESS	**2900, 605 – Fifth Avenue S.W.**
	Calgary, Alberta T2P 3H5
**FORMER NAME	PROCESSED
**NEW ADDRESS	MAR 08 2005
	THOMSON FINANCIAL

FILE NO. 82- 34863 FISCAL YEAR 2003 - 12/31/03

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	X
12G32BR	(REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A	(PROXY)	☐		

OICF / BY: S. Min

DATE:03/07/05

FAIRBORNE ENERGY LTD.



SINCE TAKE-OFF OUR FLIGHT HAS BEEN EXEMPLARY



2003 ANNUAL REPORT

Balancing risk & reward



This is Fairborne's **first annual report** *since we became a publicly traded company on July 7, 2003. We have made a* **smooth transition** *from a private to a public company and have shown* **exceptional growth** *in every aspect of our business.*

HIGHLIGHTS

- Average production increased by 58% in 2003.
- 2003 exit production was 89% higher than 2002 exit.
- Drilling success in 2003 was 87% resulting in 20 new gas wells and 6 new oil wells.
- Undeveloped land inventory to date doubled to 220,000 net acres.
- Proven & probable reserves added in 2003 replaced annual production by 6.5x (4.4x for proven).
- Finding, development & acquisition (FD&A) costs since inception are $7.76 per BOE (proven & probable) and $10.90 per BOE for proven reserves.
- FD&A for 2003 was $8.93 per BOE (proven & probable) and $13.18 per BOE for proven reserves ($9.90/BOE and $14.46/BOE respectively including all future capital).
- Market capitalization since July 2003 has increased from $180MM to $350MM.

2003 Summary

Units as noted			**Year Ended December 31, 2003**	Seven Months Ended December 31, 2002	Percent Change
Financial	Oil and gas sales *($000)*		**50,888**	16,376	*n/a*
	Funds generated from operations *($000)*		**29,150**	8,774	*n/a*
	Per share *($)*		**1.16**	0.44	*n/a*
	Net income *($000)*		**10,174**	2,439	*n/a*
	Per share *($)*		**0.40**	0.12	*n/a*
	Capital expenditures *($000)*		**80,379**	43,537	*n/a*
	Long term debt including working capital *($000)*		**9,371**	443	*n/a*
	Shareholder's equity *($000)*		**85,984**	36,876	133
	Common shares outstanding *(000)*		**32,328**	19,750	64
Operating	Production	Oil and NGL *(Barrels per day)*	**2,014**	1,396	44
		Natural gas *(Mmcf/day)*	**10.6**	6.0	77
		Barrels of Oil Equivalent *(BOE/day)*	**3,787**	2,396	58
	Total Proved and Probable Reserves	Oil and NGL *(Mbbl)*	**6,003**	4,275	40
		Natural gas *(Bcf)*	**47.2**	11.7	304
		Oil equivalent *(MBOE)*	**13,871**	6,221	123
	Prices	Oil and NGL *(Cdn.$/Bbl)*	**35.64**	37.23	(4)
		Natural gas *(Cdn.$/Mcf)*	**6.24**	4.20	49
		Oil equivalent *(Cdn.$/BOE)*	**36.54**	31.88	15
	Netbacks	Oil and gas sales *(Cdn.$/BOE)*	**36.54**	31.88	15
		Other income *(Cdn.$/BOE)*	**0.28**	–	n/a
		Royalties *(Cdn.$/BOE)*	**(6.83)**	(5.73)	19
		Operating costs *(Cdn.$/BOE)*	**(6.05)**	(6.96)	(13)
		Interest and capital taxes *(Cdn.$/BOE)*	**(0.52)**	(0.37)	41
		General and administrative *(Cdn.$/BOE)*	**(2.33)**	(1.71)	36
	Funds generated from operations *(Cdn.$/BOE)*		**21.09**	17.11	23

REPORT TO SHAREHOLDERS

balancing risk & reward — a focused, portfolio approach

To our Fellow Shareholders

When the senior management team formed our company in the spring of 2002, I chose the name Fairborne Energy Ltd. after the home of the Wright brothers who brought all of us the modern age of flight. Since take off, Fairborne's flight over its first 19 months ending December 31, 2003 has been exemplary. Following our initial private equity financing of $35 million (MM) the Company, by year end 2003, was producing 5,300 barrels of oil equivalent per day (BOE/d) with proven and probable reserves of 13.8MM barrels of oil equivalent (BOE).

After closing our acquisition of assets in the West Pembina area of Alberta, production will be over 8,500 BOE/d, with a drilling inventory in excess of 100 locations on 220,000 net acres of undeveloped lands. Our philosophy is simple, balance risk with reward. This can only be accomplished if a company has an experienced, strong technical staff with focused leaders. Such is the case at Fairborne and I am proud of our team and their accomplishments.

Competitive Advantage

Fairborne's single greatest strength is our ability to think strategically like a major or large independent, but to execute tactically with the speed and efficiency of a small, entrepreneurial company.

In order to balance risk and reward, we focus on opportunities both by geographic area and prospect type. We choose these only where risk adjusted finding and development costs, as well as operating costs, are low enough to maintain profitable growth. In our first 19 months of operations our total finding, development and acquisition costs were $7.76 per BOE for proven and probable reserves ($10.90 proven) and operating costs are approximately $6.00 per BOE.

Balancing risk with reward requires a portfolio approach to exploration and development expenditures. We are able to achieve this balance through our strategic focus and high working interest properties. Fairborne owns and operates the vast majority of its assets in three distinct geographic areas: 1) central Alberta which includes the Clive, Wood River and Westerose/Pigeon Lake properties; 2) west central Alberta which includes the West Pembina, Wild River, Malboro, Plante and Lambert properties; 3) Peace River Arch which includes the Rycroft, Gordondale and Progress properties. These areas account for 88% of the company's current production and the majority of the undeveloped lands.

The prospect types and opportunities vary within each of these areas and between the different areas. In central Alberta we produce light gravity oil from Leduc and Nisku reservoirs from depths of 1,800 to 2,000 meters as well as sweet natural gas from as many as eight different horizons in the Cretaceous.

Drilling risk is moderate to high for sour gas reservoirs in the Westerose/Pigeon Lake area but reserve potential is significant ranging from five to ten billion cubic feet (BCF) per well. In contrast, at Clive we have a lower risk, natural gas from coals project within the Horseshoe Canyon formation of the Edmonton Group. This project, which was started last August, may have over 50 wells tested by year end 2004 and we anticipate reserves of 1.5 to 2.0 BCF per section.

In west central Alberta our prospects range from low risk workovers and infill drilling for Belly River oil, and gas sands in the Edmonton Group at 700 to 2000 meters to higher risk, deep Devonian targets where sour gas reserves range from 4 to 30 Bcf/well. We plan 25 workovers in the Belly River for the remainder of this year, four or five shallow drills and three or four deep sour gas tests.

Outlook and Opportunities — The Future

In 2004 we estimate we will spend $70 million to exploit and explore our rich land inventory.

On March 31, 2004 we completed our acquisition of oil and gas production, facilities and undeveloped lands in the West Pembina, Plante, Marlboro, and Lambert areas for $116 million subject to closing adjustments. These areas, as well as Wild River, will consume $25 million to $30 million of our total capital expenditures in 2004. Moreover, we will use our strong position in these areas to acquire additional opportunities and consolidate operations.

The Clive, Wood River and Westerose/Pigeon Lake areas in central Alberta have budgeted capital of $25 million of which 60% to 70% is earmarked for development of natural gas from coals in the Clive area. The balance of capital is targeted at both natural gas and oil targets that have the optimum risk to reward ratio.

with a large inventory — balance is key to our success

In the Peace River Arch area, where we currently produce 1,400 Boe/d, we have shallow (1,350 meters) Bluesky formation gas reservoirs at Rycroft and Devonian gas reservoirs at depths of 3,200 meters in Saddle Hills. Our success rate for commercial producing wells over the past year at Rycroft, Gordondale and Progress has been 80%. This success is due in part to the vertical stacking of different productive zones within this area that often leads to serendipity, the explorationists' best friend.

In summary, our competitive advantage is based on our geographic and geological focus, our operational control and the risk management of our prospect portfolio. With a large inventory of exploration and development opportunities we have the advantage of choosing from a range of reward and risk. This balance will be the key to our success.

The remaining capital ($15 million to $20 million) is split between our continuing development of properties on the Peace River Arch and new exploration and development ideas that are the staple of our talented geological and geophysical staff.

I believe the keys to success in the oil and gas business are timely acquisitions, talented technical staff, luck with the drill bit and supportive shareholders. With this in mind I would like to applaud the accomplishments of the team at Fairborne and thank all of our shareholders and stakeholders for their support.

Richard A. Walls
March 31, 2004

Balancing risk & reward



We **balance risk and reward** *by focusing on areas with multizone potential, high working interest, operated lands and both shallow low-cost and deeper high potential prospectivity.*

REVIEW OF OPERATIONS

since Fairborne's take-off — the flight has been exemplary

2003 Accomplishments

- Total proven and probable reserves, after production and revisions grew by 123 percent and replaced production by 549 percent.
- Proven plus probable finding, development and acquisition costs were $8.93 per BOE ($13.18 per BOE on a proven basis). Including future development costs, finding, development and acquisition costs were $9.90 per BOE and $14.46 per BOE on a proven and probable and proven basis, respectively.
- Fairborne invested $80.4 million during 2003 with $47.4 million invested in the acquisition of Pivotal Energy Ltd., $34.4 million in its exploration and development program and $1.4 million of dispositions.
- Funds generated from operations reached $29.2 million ($1.16 per share) for the year ended December 31, 2003.
- Average production increased 58 percent from 2,396 BOE per day (58 percent oil and NGL and 42 percent natural gas) for the seven month period ended December 31, 2002 to average 3,787 BOE per day (53 percent oil and NGL and 47 percent natural gas) for the year ended December 31, 2003.
- Fairborne exited 2003 producing 5,300 BOE per day (44 percent oil and NGL and 56 percent natural gas) reflecting exploration success and a continued emphasis on increasing levels of natural gas production.
- Drilling in 2003 resulted in 30 (25.1 net) wells with an average success rate of 87 percent. The program resulted in 20 (17 net) gas wells and 6 (5.0 net) crude oil wells.

2004 Update

- On February 8, 2004, the Company entered into a purchase and sale agreement to purchase operated oil, natural gas and NGL properties located in the West Pembina/Brazeau area of west central Alberta for a total consideration of $116 million subject to certain closing adjustments. This acquisition closed on March 31, 2004 and the results of operations from these properties will be included in Fairborne's operations commencing April 1, 2004.
- Current production with the West Pembina/Brazeau acquisition totals over 8,500 BOE per day.
- A total of 42 (29.3 net) wells with an average success rate of 90 percent have been drilled to date in 2004. This portion of the year's program resulted in 36 (24.3 net) gas wells and 2 (2.0 net) crude oil wells.
- The Company announced the status of its exploratory well at Wild River which flow tested at various rates up to a maximum of 14.2 Mmcf per day at a flowing wellhead pressure of 3,700 psi.
- On February 27, 2004 Fairborne closed a private placement of 6,178,000 Subscription Receipts, at a price of $6.65 each, for gross proceeds of $41,083,700. The Subscription Receipts were converted into common shares on a one-for-one basis in connection with the acquisition of the West Pembina/Brazeau properties. The proceeds from this issue together with increasing the available bank lines to $85 million funded the acquisition.

strategic activity focus — high working interest areas

Why we are where we are

Our strategy is to focus exploration and development activity in areas that offer a balance of risk and reward. These areas are characterized by multizone potential, high working interest, operated lands and both shallow low-cost and deeper high potential prospectivity.



4
ALBERTA
BASSET LAKE
3
GORDONDALE
RYCROFT
Peace River High
2
WILD RIVER
WEST PEMBINA
BRAZEAU
EDMONTON
WESTEROSE
WOOD RIVER
Deep Basin
(50-100 BCF pools)
CLIVE
1
CALGARY
Major Oil Property
Major Gas Property
New Exploration Area



R25
R24
R23
R22
R21W4M
T42
WOOD RIVER
T41
T40
CLIVE
T39
3 miles

1

Central Alberta

- Purchased Clive/Wood River in May 2002
- Active drilling and recompletion program
- Current focus on Coal Bed Methane from Horseshoe Canyon
- Dry coals that produce no water
- Currently 5 wells on production with 10 awaiting completion and tie in
- Westerose activity will increase through remainder of 2004 on land purchased in 2003 (12,800 net acres)
- Drilling includes 3 development wells and up to 3 exploration wells


R25
R20
R15
R10W5M
WILD RIVER
T55
LAMBERT/HINTON
T50
WEST PEMBINA/BRAZEAU
T45
T40
12 miles

2

Deep Basin

- Wild River exploration well tested 14 mmcf/d at 3,700 psi flowing pressure
- West Pembina/Brazeau acquisition closed March 31, 2004
- Includes significant production (3,600 boe/d), workover/development opportunities and exploration inventory
- Acquired 96,000 net acres of undeveloped land
- Inventory of opportunities fits strategy of balanced approach to risk and reward


R12
R7
R2W6
Apex of PRA During Devonian
T82
GAGE
GORDONDALE
PROGRESS
T77
POUCE COUPE
RYCROFT
WORSLEY
12 miles

3

Peace River Arch

- Production growth from 700 boe/d to 1,400 boe/d
- 2004 activity will include initial development of 3 pools discovered in 2003
- Drilled 5 wells in first quarter of 2004 with 3-6 wells planned in second quarter
- Significant facilities expansion at both Rycroft and Gordondale are planned for Q3


R5
R4
R3
R2W6
BASSET LAKE
T108
T107
BLUESKY/GETHING GAS POOL RGIP 429 bcf
BLUESKY/GETHING GAS POOL RGIP 300 bcf
T106
3 miles

4

Basset Lake

- Winter access only area
- Drilled, completed and tied in 20 wells (10 net) in the 2003/04 winter program
- Production start up in early Q2 at 5-6 mmcf/d
- Development planning for winter 2004/05 drilling underway

Reserves

The corporate reserve estimates, effective January 1, 2004, were prepared by the independent engineering firm of Gilbert Laustsen Jung Associates Ltd. ("GLJ") in accordance with the definitions set out under National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities ("NI 51-101"). The reserve highlights are:

- Total proven reserves at December 31, 2003 increased 87 percent to 10.1 million BOE compared to 5.4 million BOE at December 31, 2002 and total proven plus probable reserves at December 31, 2003 increased 123 percent to 13.8 million BOE compared to 6.2 million BOE at December 31, 2002.
- Proven and probable finding, development and acquisition costs were $8.93 per BOE ($13.18 per BOE on a proven basis). Including future development costs, finding, development and acquisition costs were $9.90 per BOE and $14.46 per BOE on a proven and probable and proven basis, respectively.

The change to proved and probable reserve definitions implemented by NI 51-101 for the year ended December 31, 2003 may make reserve quantity and value comparisons to prior years difficult. The proved plus risked probable reserves ("established reserves") presented in 2002 and prior years, which were calculated under National Policy 2B, were considered to be a reasonable estimate of the reserves that would actually be recovered and, as a result, are comparable to the proved plus probable reserves calculated under NI 51-101. For the 2003 presentation, where comparisons of the 2003 proved plus probable reserves are made with prior years, the comparison is to the established reserves of the prior year.

Forecasted Prices and Costs

Summary of Oil and Gas Reserves - Gross Reserves (1)

		Light and Medium Crude Oil (*mbbls*)	Natural Gas Liquids (*mbbls*)	Natural Gas (*mmcf*)	Total 2003 (*mboe*)	Total 2002 (*mboe*)
Proved	-Developed Producing	3,142	278	22,246	7,128	4,366
	-Developed Non-Producing	269	41	3,878	956	1,013
	-Undeveloped	921	147	5,531	1,989	0
Total Proved		4,332	466	31,655	10,073	5,380
Probable		1,065	140	15,195	3,738	841
Total Proved Plus Probable		**5,397**	**606**	**46,851**	**13,811**	**6,221**

Note: May not add due to rounding.

(1) "Gross" reserves means the total working interest (operating and non-operating) share before deduction of royalties payable to others and without including any royalty interest of Fairborne.

Net Present Value of Reserves – Forecasted Prices and Costs

				Discounted at		
December 31, 2003 (1) (2) (3)		Undiscounted (*M$*)	5% (*M$*)	10% (*M$*)	15% (*M$*)	20% (*M$*)
Proved	- Developed Producing	129,074	109,882	96,918	87,494	80,236
	- Developed Non-Producing	15,406	12,812	10,925	9,497	8,381
	- Undeveloped	29,034	22,816	18,357	15,040	12,498
Total Proved		173,514	145,510	126,200	112,031	101,115
Probable		62,101	42,627	31,095	24,187	19,249
Total Proved Plus Probable		**235,616**	**188,138**	**157,295**	**136,218**	**120,364**

Note: May not add due to rounding

(1) Utilizing GLJ April 1, 2004 price forecast

(2) As required by NI 51-101, undiscounted well abandonment costs of $7.0 million for total proved reserves and $7.6 million for total proved plus probable reserves are included in the Net Present Value determination

(3) Prior to provision of income taxes, interest, debt service charges and general and administrative expenses. It should not be assumed that the undiscounted and discounted future net revenues estimated by GLJ represent the fair market value of the reserves.

Pricing Assumptions – Forecasted Prices and Costs

The April 1,2004 pricing forecasts presented below have been prepared by GLJ. These prices have been utilized in determining the reserves and cash flow forecasts above.

Year	Crude Oil WTI ($US/bbl)	Crude Oil Edmonton Light ($CDN/bbl)	Natural Gas AECO ($CDN/MMBtu)	Inflation Rate (%/Year)
2004	34.25	44.75	6.65	1.5
2005	29.00	37.75	6.70	1.5
2006	27.00	35.25	5.55	1.5
2007	25.00	32.50	5.20	1.5
2008	25.00	32.50	5.00	1.5
2009	25.00	32.50	5.00	1.5
2010	25.00	33.00	5.10	1.5
2011	25.75	33.50	5.20	1.5
2012	26.25	34.00	5.25	1.5
2013	26.50	34.5	5.35	1.5
2014	27.00	35.00	5.45	1.5
There-after	+1.5%/yr	+1.5%/yr	+1.5%/yr	+1.5%/yr

Constant Prices and Costs

Net Present Value of Reserves – Constant Prices and Costs

		Discounted at			
December 31, 2003 (1) (2) (3)	Undiscounted *(M$)*	5% *(M$)*	10% *(M$)*	15% *(M$)*	20% *(M$)*
Proved - Developed Producing	153,801	126,995	109,360	96,815	87,348
- Developed Non-Producing	19,593	15,991	13,419	11,502	10,024
- Undeveloped	37,917	29,695	23,841	19,516	16,220
Total Proved	211,311	172,681	146,620	127,833	113,592
Probable	76,488	51,884	37,601	29,029	22,998
Total Proved Plus Probable	**287,800**	**224,565**	**184,221**	**156,862**	**136,590**

Note: May not add due to rounding

(1) *Price assumptions: $40.81/bbl Cdn. Crude Oil Edmonton Light and $6.09/mmbtu Cdn. AECO "C"*

(2) *As required by NI 51-101, undiscounted well abandonment costs of $7.0 million for total proved reserves and $7.6 million for total proved plus probable reserves are included in the Net Present Value determination*

(3) *Prior to provision of income taxes, interest, debt service charges and general and administrative expenses. It should not be assumed that the undiscounted and discounted future net revenues estimated by GLJ represent the fair market value of the reserves.*

Reserve Reconciliation

RECONCILIATION OF COMPANY GROSS RESERVES BY PRINCIPAL PRODUCT TYPE - FORECAST PRICES AND COSTS

	Crude Oil & NGL's *(mbbls)*		Natural Gas *(bcf)*		Equivalent *(mboe)*	
	Proved	Total Proved [1] Plus Probable	Proved	Total Proved [1] Plus Probable	Proved	Total Proved [1] Plus Probable
Opening Balance [1][2] - January 1, 2003	3,726	4,275	9.9	11.7	5,380	6,221
Drilling	440	676	12.5	22.3	2,525	4,412
Improved Recovery	–	–	–	–	–	–
Revisions	(243)	(194)	2.0	1.8	90	100
Acquisitions	1,623	1,997	11.6	15.5	3,560	4,580
Dispositions	(13)	(16)	(0.5)	(0.6)	(100)	(120)
Production	(735)	(735)	(3.9)	(3.9)	(1,382)	(1,382)
Closing Balance [2] - December 31, 2003	**4,798**	**6,003**	**31.7**	**46.9**	**10,073**	**13,811**

Note : May not add due to rounding

(1) Opening balance is based on proved plus 50% risked probable reserves

(2) Opening balance includes royalty interests whereas closing balance includes only working interests

Finding and Development Costs (F&D) and Finding, Development and Net Acquisition Costs (FD&A)

NI 51-101 specifies how finding and development ("F&D") costs should be calculated if they are reported. Essentially NI 51-101 requires that the exploration and development costs incurred in the year along with the change in estimated future development costs be aggregated and then divided by the applicable reserve additions. The calculation specifically excludes the effects of acquisitions and dispositions on both reserves and costs. By excluding the effects of acquisitions and dispositions Fairborne believes that the provisions of NI 51-101 do not fully reflect Fairborne's ongoing reserve replacement costs. Since acquisitions can have a significant impact on Fairborne's annual reserve replacement costs, to not include these amounts could result in an inaccurate portrayal of Fairborne's cost structure. Accordingly, Fairborne will also report finding, development and acquisition ("F,D&A") costs that will incorporate all acquisitions net of any dispositions during the year.

	Proven	Proven + Probable
2003 exploration and development capital *($000)*	34,215	34,215
2003 acquisition capital *($000)*	45,883	45,883
2003 total capital *($000)*	80,098	80,098
Total capital including change in future capital *($000)*	87,863	88,798
F&D reserve additions *(mboe)*	2,615	4,512
Acquisition reserve additions *(mboe)*	3,460	4,460
Total reserve additions *(mboe)*	6,075	8,972
2003 F&D costs *($/boe)*	16.05	9.51
2003 F,D&A costs *($/boe)*	14.46	9.90
2003 F&D costs *($/boe)* (Excluding future capital)	13.08	7.58
2003 F,D&A costs *($/boe)* (Excluding future capital)	13.18	8.93

(1) Reconciliation of changes in future development capital – when calculating the change in future development capital costs, this change may not be comparable as the costs are computed under different proved plus probable reserve definitions. For proved plus probable reserves we have compared the 2003 future development costs with the proved plus risked probable reserve from prior years as these are more comparable.

(2) The aggregate of the exploration and development costs incurred in the most recent financial year and the change during that year in estimated future development costs generally will not reflect total finding and development costs related to reserve additions for that year.

Reserve Life Index

The Company's reserve life index using annualized fourth quarter production is 5.8 years for proven BOE reserves compared to 5.6 years in 2002 and 7.9 years for proven plus probable BOE reserves compared to 6.5 years in 2002. Reserve life calculated using annualized fourth quarter production may be more reflective of reserve life due to the level of new production added during the year.

	2003		2002	
	Using Annualized Q4 Production	**Using Average Production**	Using Annualized Q4 Production	Using Average Production
Production *(boe/d)*	4,799	3,787	2,612	2,396
Proved reserves *(mboe)*	10,073	10,073	5,380	5,380
Proved reserve life index *(years)*	5.8	7.3	5.6	6.2
Proved plus probable reserves *(mboe)*	13,811	13,811	6,221	6,221
Proved plus probable reserve life index *(years)*	7.9	10.0	6.5	7.1

Reserve Replacement

The Company's 2003 capital investment program replaced production by a factor of 4.4 times on a proved basis and 6.5 times on a proved plus probable basis.

	2003
Production *(mboe)*	1,382
Proved reserve additions after revisions of prior periods *(mboe)*	6,075
Proven replacement ratio	4.4
Proved plus probable reserve additions after revision of prior periods *(mboe)*	8,972
Proved plus probable replacement ratio	6.5

Recycle Ratio

The recycle ratio is a measure for evaluating the effectiveness of a company's re-investment program. The ratio measures the efficiency of capital investment. It accomplishes this by comparing the operating netback per barrel of oil equivalent to that year's reserve finding and development costs.

	2003
Operating netbacks *($/BOE)*	23.94
Proved finding, development and net acquisition costs after revisions of prior periods and including the change in future development capital *($/BOE)*	14.46
Proved recycle ratios	1.7
Proved plus probable finding, development and acquisition costs after revisions of prior periods and including the change in future development capital *($/BOE)*	9.90
Proved plus probable recycle ratios	2.4

Balancing risk & reward

Our single greatest strength is our ability to **think strategically** *like a major or large independent, but to* **execute tactically** *with the speed and efficiency of a small, entrepreneurial company.*


Decision

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is provided by the management of Fairborne Energy Ltd. ("Fairborne" or the "Company") to review 2003 activities and results as compared to the previous period. This MD&A should be read in conjunction with the Company's audited consolidated financial statements including notes thereto for the year ended December 31, 2003 and the seven month period ended December 31, 2002.

Fairborne is a publicly traded company with its head office in Calgary and is engaged in the business of acquiring crude oil and natural gas properties and exploring for, developing and producing crude oil and natural gas in Western Canada. The Company uses a strategy to balance risk and reward by focusing on opportunities by geographic area and prospect type using a portfolio approach to exploration and development expenditures. The Company was incorporated as a private company in early 2002 and in June, 2002 commenced active operations. The report presented and comments thereon are based on the results of operations of Fairborne for the year ended December 31, 2003 but since Fairborne had active operations for the seven months ended December 31, 2002 only relevant comparative analysis will be discussed. On July 2, 2003, the shareholders of Fairborne agreed to the merger of Fairborne with a publicly listed company called Pivotal Energy Ltd. ("Pivotal") pursuant to which Pivotal shareholders received 0.485 of a Fairborne common share for each Pivotal share. This acquisition increased Fairborne's production by over 50 percent for the last half of 2003.

On February 8, 2004, the Company entered into a purchase and sale agreement to purchase operated oil, natural gas and NGL properties located in the West Pembina/Brazeau area of west central Alberta for a total consideration of $116 million subject to certain closing adjustments. This acquisition was financed by a combination of the issuance of 6,178,000 subscription receipts at $6.65 (each of which were converted into common shares on a one-for-one basis, without the payment of additional consideration) for net proceeds of $38,900,000 with the remainder financed by increased bank lines. This acquisition closed on March 31, 2004 and the results of operations from these properties will be included in Fairborne's operations commencing April 1, 2004. This acquisition will increase Fairborne's production by over 50 percent. The following discussion will indicate the effect of the addition of the West Pembina/Brazeau properties.

Per barrel of oil equivalent ("BOE") amounts may be misleading, particularly if used in isolation. A BOE conversion ratio has been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel and is based on an energy equivalent conversion method application at the burner tip and does not represent an economic value equivalency at the wellhead.

This MD&A contains forward-looking statements. Forward-looking statements are based on current expectations that involve a number of risks and uncertainties which could cause events or results to differ materially from those reflected in the MD&A. Forward-looking statements are based on the estimates and opinions of Fairborne's management at the time the statements were made. Fairborne assumes no obligation to update forward-looking statements should circumstances or management's estimates change.

This document contains the term "funds generated from operations", which should not be considered an alternative to, or more meaningful than cash flow from operating activities as determined in accordance with Canadian GAAP as an indicator of Fairborne's performance. Fairborne's determination of funds generated from operations may not be comparable to that reported by other companies. The reconciliation between net earnings and funds generated from operations can be found in the statement of cash flows in the audited financial statements. Fairborne also represents funds generated from operations per share whereby per share amounts are calculated using weighted average shares outstanding consistent with the calculation of earnings per share.

March 31, 2004

Significant Accounting Policies

Use of Estimates

The amounts recorded for depletion, depreciation and amortization of petroleum and natural gas properties and equipment and the provision for future site restoration and abandonment costs are based on estimates. The ceiling test is based on estimates of proved reserves, production rates, oil and gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

Stock-based Compensation

In 2003, the Company adopted the new accounting policy with respect to accounting for stock options whereby compensation cost attributable to share options granted to employees and directors are measured at fair market value at the grant date and expensed over the vesting period with a corresponding increase to contributed surplus.

Asset Retirement Obligations

The Company will be retroactively adopting the application of the new accounting standard for asset retirement obligations as at January 1, 2004. All existing reclamation and abandonment liabilities will be reversed and the new standard will be set up with prior years being restated. The asset retirement obligation will be measured and recorded at fair market value with a corresponding increase in oil and gas properties. The asset retirement obligation increases over time with a corresponding accretion expense until the obligations are settled.

Full Cost Accounting for Oil and Gas

In 2004, the Company will be following the revised full cost method of accounting for oil and gas as outlined in Accounting Guideline 16, which includes limiting the carrying value of oil and gas properties to their estimated fair value. The fair value is estimated to be the future cash flow from proved and probable reserves using future price forecasts and costs discounted at a risk-free rate. This will differ from the current ceiling test calculation that uses undiscounted cash flows and constant prices, adjusted for general and administrative and financing costs.

Selected Financial Information

The following table sets forth selected financial information of the Company for the periods indicated:

($ thousands except per share amounts)	**Year Ended December 31, 2003**	Seven Months Ended December 31, 2002
Petroleum and Natural Gas Sales, Before Royalties	**50,888**	16,376
Funds Generated from Operations	**29,150**	8,774
Per Share - Basic	**1.16**	0.44
Per Share - Diluted	**1.10**	0.44
Net Earnings	**10,174**	2,439
Per Share - Basic	**0.40**	0.12
Per Share - Diluted	**0.39**	0.12
Total Assets	**136,185**	48,386
Long Term Debt including Working Capital	**9,371**	443

Quarterly Financial Information

The following is a summary of selected financial information for the quarterly periods indicated:

	Three Months Ended			
($ thousands except per share amounts)	March 31 2003	June 30 2003	September 30 2003	December 31 2003
Petroleum and Natural Gas Sales, Before Royalties	9,531	10,154	15,711	15,492
Funds Generated from Operations	5,701	5,986	9,056	8,407
Per Share - Basic	0.29	0.30	0.30	0.27
Per Share - Diluted	0.29	0.30	0.30	0.21
Net Earnings	2,229	2,751	2,996	2,198
Per Share - Basic	0.11	0.14	0.09	0.06
Per Share - Diluted	0.11	0.14	0.09	0.05
Total Assets	52,179	56,971	121,124	136,185
Long Term Debt including Working Capital	Nil	Nil	17,463	9,371

	One Month Ended	Three Months Ended	
($ thousands except per share amounts)	June 30 2002	September 30 2002	December 31 2002
Petroleum and Natural Gas Sales, Before Royalties	1,924	6,084	8,368
Funds Generated from Operations	967	3,411	4,396
Per Share - Basic	0.05	0.17	0.22
Per Share - Diluted	0.05	0.17	0.22
Net Earnings	165	965	1,309
Per Share - Basic	0.01	0.05	0.06
Per Share - Diluted	0.01	0.05	0.06
Total Assets	40,685	44,367	48,386
Long Term Debt including Working Capital	Nil	Nil	Nil

Production

Crude oil and NGL production averaged 2,014 bbls/day and natural gas averaged 10.6 million cubic feet ("Mmcf") per day for a total of 3,787 BOE/day for the year ended December 31, 2003. This compares favourably with the 2,396 BOE/day recorded in the seven months of operations in 2002 and represents a 58 percent increase in average production. In comparing the average volumes in the two periods, it is important to consider the effect of the Pivotal acquisition. During the first six months of 2003 average production was 2,758 BOE/day and in the last six months of 2003 average production was 4,799 BOE/day as a result of the Pivotal acquisition and Fairborne's drilling and work-over program. The Pivotal acquisition and Fairborne's drilling program have been more focused on adding additional volumes of natural gas and, as such, the production mix has moved from being 58 percent crude oil and NGL in 2002 to 53 percent crude oil and NGL for the year ended December 31, 2003 and 49 percent crude oil and NGL for the last six months of 2003. The West Pembina/Brazeau properties presently produce approximately 74 percent natural gas, which further strengthens Fairborne as a natural gas producer.

Commodity Prices

Commodity prices for crude oil and NGL remained strong during 2003. Fairborne's crude oil and NGL price averaged $35.64 per barrel during 2003, although on a quarter by quarter basis, crude oil and NGL prices have declined steadily from $40.70 in the first quarter to $32.69 in the last quarter. Crude oil prices have strengthened early in 2004 and presently are approximately 15 percent over the average crude oil prices realized during 2003.

Natural gas prices remained strong during 2003 as continuing supply uncertainty, especially during the summer, led to historically high prices. Fairborne's average natural gas price during the year was $6.24 per Mcf with prices moving during the year from an average $6.77 per Mcf in the first quarter to $6.17 per Mcf in the fourth quarter. Prices to date in 2004 are averaging over $6.00 per Mcf and it appears that increasing demand may help support this level of prices throughout 2004.

Hedging Activities

Fairborne conducts an active hedging program for both oil and gas prices. Hedging is intended to provide certainty to cash flow by fixing the price on a portion of the production portfolio. During 2003, Fairborne hedged an average of 527 barrels per day (26 percent of total crude oil production) and 2.6 Mmcf per day (25 percent of natural gas production). Hedging activity in 2003 reduced the realized crude oil price by $3.14 per barrel and $0.14 per Mcf of natural gas. Fairborne has hedged an average of 583 barrels per day of crude oil at an average price of U.S.$ 29.97 per barrel for the first nine months of 2004 and 1.8 Mmcf per day of natural gas at an average price of Cdn. $6.44 per Mcf for the first three months of 2004. In addition, Fairborne has hedged U.S. $1,623,000 of foreign exchange exposure at Cdn.$ 1.3230 to U.S.$ 1.00 (U.S.$0.7559 to Cdn.$1.00).

Production Revenue

Revenues for the year continued to increase during 2003 as production increased. This was offset slightly by declining prices. The first half of 2003, generated revenue of $19,685,000 and this increased to $31,203,000 in the last half of 2003.

Production Revenue by Product

	Year Ended December 31		Seven Months Ended December 31	
($ thousands except per unit amounts)	**2003**	**$/Unit**	2002	$/Unit
Natural Gas	**24,457**	**6.24**	5,254	4.20
Oil and NGL	**26,431**	**35.64**	11,122	37.23
Total Revenue	**50,888**	**36.54**	16,376	31.88

Expenses

Royalties consist of payments made to the Alberta government, freehold landowners and overriding royalties. Some of the Fairborne properties are located on freehold lands on which royalty rates tend to be lower. As such, royalties totaled $9,436,000 which is an overall royalty rate of 18.5 percent. Fairborne's royalty rate did increase during the year after the Pivotal properties were added. The royalty rate in the first half of 2003 was 17.5 percent and increased to 19.2 percent in the last half of 2003. The average royalty rate in 2004 is expected to average about 20 percent and will remain constant with the addition of the West Pembina properties.

Fairborne operates in excess of 95 percent of its production and consequently maintains a higher degree of control over operating costs. On a BOE basis, operating costs were $6.05 per BOE or $8,365,000 in total during 2003. Fairborne has reduced unit operating expenses from $6.96 per BOE in 2002. Fairborne will continue to enhance operating efficiencies and increase production. Operating costs during 2004 are expected to average approximately $5.80 per BOE. The addition of the West Pembina/Brazeau properties should not appreciably change this rate.

During 2003, Fairborne's general and administrative costs totaled $3,369,000 or $2.44 per BOE including payments to all employees under the Fairborne bonus plan. As the company grows and adds staff connected with the additional requirement of operating the West Pembina/Brazeau production, these costs will increase on an absolute basis but Fairborne does anticipate reducing these costs, on a BOE basis, to less than $1.50 per BOE during 2004.

At the end of 2003 Fairborne had drawn very little on its available line of credit with two major Canadian banks. In connection with the purchase of certain oil and gas assets located at Clive and Wood River, the Company assumed a capital lease on compression equipment. Interest on this lease and the small amount of credit facilities drawn during 2003 totaled $517,000 or $0.37 per BOE. The term of this capital lease continues into early 2004 but it will be repaid in the second quarter of 2004. With the purchase of the West Pembina/Brazeau assets on April 1, 2004, interest expense in the last nine months of 2004 will increase substantially to average over $1.00 per BOE.

Funds Generated from Operations and Net Earnings

	Year Ended December 31		Seven Months Ended December 31	
($ thousands except per unit amounts)	2003	$/BOE	2002	$/BOE
Production Revenue	50,888	36.82	16,376	31.88
Royalties	9,437	6.83	2,969	5.73
Net Revenue	41,451	29.99	13,407	26.15
Operating Expenses	8,365	6.05	3,567	6.96
Net Operating Income	33,086	23.94	9,840	19.19
General and Administrative				
(Net of non-cash compensation expense)	3,215	2.33	877	1.71
Interest	517	0.37	152	0.30
Capital Taxes	204	0.15	37	0.07
Funds Generated From Operations	29,150	21.09	8,774	17.11
Compensation Expense	154	0.11	0	0.00
Depletion and Depreciation	12,163	8.80	4,149	8.09
Site Restoration	1,406	1.02	579	1.13
Future Income Taxes	5,253	3.80	1,607	3.13
Net Earnings	10,174	7.36	2,439	4.76

Fairborne purchased the oil and gas assets located at Clive and Wood River at competitive prices and has added reserves through its technical analysis and work-over program at relatively modest costs. Consequently, depletion and depreciation rates averaged $8.80 per BOE in 2003. The provision for site restoration costs is $1.02 per BOE and reflects the anticipated costs of restoring the sites associated with current wells and facilities. Both of these expenses will increase, on a BOE basis, with the acquisition of the West Pembina/Brazeau properties. The magnitude of increases will be dependent on Fairborne's ability to efficiently add reserves on its properties.

As indicated above, the Company was efficient in purchasing and developing its crude oil and natural gas base but this has left Fairborne with higher levels of taxable income. Fairborne's effective income tax rate is 34 percent consisting primarily of future income taxes. Large corporation tax was relatively minor at $204,000. In 2004, Fairborne does not envision paying cash income taxes.

Tax Pools

($ thousands)	**December 31, 2003**	December 31, 2002
Undepreciated Capital Cost	**19,721**	10,455
Canadian Oil and Gas Property Expense	**35,186**	25,345
Canadian Development Expense	**17,797**	2,779
Canadian Exploration Expense	**5,097**	2,178
Non-Capital Losses	**4,142**	3,794
Share Issue Expenses	**1,972**	1,245
Total Tax Pools	**83,915**	45,796

Cash Flow and Net Income

The combination of production levels, commodity prices and expenses detailed above resulted in funds generated from operations of $29,150,000 ($1.16 per share) and net income of $10,174,000 ($0.40 per share) in 2003. During the year, funds generated from operations increased from $11,687,000 in the first half to $17,309,000 in the last half of 2003 reflecting the assets acquired from Pivotal. This level of funds generated from operations results from the production of 3,787 BOE per day. With present production levels at approximately 8,500 BOE per day, the level of funds generated will increase, primarily in the last nine months of 2004 with the inclusion of the West Pembina/Brazeau properties.

Fourth Quarter — 2003

Fairborne's fourth quarter results were characterized by production, commodity pricing and funds generated from operations levels similar to the previous three months and an active capital program resulted in production levels at December 31, 2003 of 5,300 BOE/day.

Fairborne's production in the fourth quarter averaged 4,799 BOE/day consisting of 14.8 Mmcf/day of natural gas and 2,339 bbls/day of crude oil and NGL. This level was consistent with the third quarter average of 4,815 BOE/day. Prices averaged $6,17 per Mcf for natural gas and $32.69 per barrel for crude oil and NGL. These production and commodity pricing levels resulted in revenue of $15,492,000, basically unchanged from the $15,711,000 recorded in the previous quarter. Cash costs including royalties, operating, general and administrative costs, and capital taxes totaled $7,085,000. Funds generated from operations totaled $8,407,000 or $0.27 per common share compared with $9,056,000 or $0.30 per common share in the third quarter. Net income was $2,198,000 or $0.06 per common share.

Capital expenditures in the three month period ended December 31, 2003 totaled $10,852,000 and resulted in the drilling of 2.3 net crude oil wells and 6.6 net gas wells, achieving a 100 percent drilling success ratio in the fourth quarter. This capital program was financed by funds generated from operations and the issuance of common shares for net proceeds of $10,853,000.

Liquidity and Capital Resources

Fairborne's capital program in 2003 totaled $80,379,000 including the acquisition of assets connected with the Pivotal acquisition as detailed in the following table:

Capital Expenditures

($ thousands)	**Year Ended December 31, 2003**	Seven Months Ended December 31, 2002
Land and Lease Acquisitions	**4,297**	1,200
Geological and Geophysical	**1,704**	1,725
Drilling, Completions and Workovers	**19,371**	3,247
Well Equipment and Facilities	**8,843**	673
Corporate Assets	**281**	326
	34,496	7,171
Acquisition	**47,426**	33,395
Dispositions	**(1,543)**	–
	80,379	40,566

Expenditures for land and leases during the year combined with the Pivotal assets resulted in Fairborne holding, at December 31, 2003, 115,318 net acres of undeveloped land with an average working interest of 73 percent. Drilling expenditures resulted in 30 wells drilled, with an average working interest of 84 percent, including 5.0 net crude oil wells, 17.0 net natural gas wells and 3.1 net wells were abandoned. The fixed asset program was financed by the issuance of common shares for the outstanding common shares of Pivotal, by the issuance of common shares for net proceeds of $10,939,000 and funds generated from operations of $29,150,000.

Fairborne has a revolving demand loan based on a borrowing base determined by the Company's bankers. In connection with the acquisition of the West Pembina/Brazeau properties, the bankers have recently increased the available bank lines from $50 million to $85 million. Subsequent to the acquisition of the West Pembina/Brazeau properties, Fairborne will have drawn the majority of this bank line.

Fairborne commenced 2003 with positive working capital and undrawn bank lines. During the year, capital expenditures were financed by the issuance of common shares and funds generated from operations. The result is that at December 31, 2003, Fairborne had a working capital deficiency of $1,430,000 and bank indebtedness of $7,941,000. The capital program budgeted for 2004 totals $172,000,000, including the acquisition of the West Pembina/Brazeau properties and the disposition of minor properties. Fairborne typically utilizes three sources of funding to finance its capital expenditures: funds generated from operations, bank borrowings and new equity issues, if available on favourable terms. The equity issue completed in March 2004, the increased bank lines and funds generated from operations are expected to be sufficient to fund the capital program and maintain a leverage level that allows Fairborne the flexibility to continue efficient operations.

Commitments

($ thousands)	2004	2005	2006	2007	2008	Total
Operating Lease	348	348	348	348	261	1,653
Capital lease	2,573	–	–	–	–	2,573
West Pembina Acquisition	116,000	–	–	–	–	116,000
	118,921	348	348	348	261	120,226

Share Capital

During 2003, Fairborne issued a total of 12,578,000 common shares. Of these, 10,577,000 were issued in connection with the acquisition of Pivotal, 501,000 common shares were issued on exercise of share options and 1,500,000 common shares were issued pursuant to a flow through share offering completed in December, 2003. The following chart shows the common share equity outstanding.

Equity Outstanding:

(thousands)	March 31, 2004	**December 31, 2003**	December 31, 2002
Common shares	38,526	**32,328**	19,750
Warrants	1,960	**1,960**	1,960
Stock Options	3,028	**2,861**	1,903
Weighted average shares outstanding for the period			
Basic	32,401	**25,178**	19,750
Diluted	35,161	**26,424**	19,750

Business Environment and Risk

The business risks the Company are exposed to are those inherent in the oil and gas industry as well as those governed by the individual nature of Fairborne's operations. Geological and engineering risks, the uncertainty of discovering commercial quantities of new reserves, commodity prices, interest rate and foreign exchange risks, competition and government regulations - all of these govern the business and influence the controls and management at the Company. Fairborne manages these risks by:

- attracting and retaining a team of highly qualified and motivated professionals who have a vested interest in the success of the Company;
- operating properties in order to ensure efficient and cost effective operations;
- employing risk management instruments to minimize exposure to volatility of commodity prices, interest rates and foreign exchange rates;
- maintaining a strong financial position; and
- maintaining strict environmental, safety and health practices.

MANAGEMENT'S REPORT

To the Shareholders of Fairborne Energy Ltd.

The accompanying consolidated financial statements of Fairborne Energy Ltd. and all the information in this Annual Report are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles. When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not precise since they include certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the consolidated financial statements are presented fairly, in all material respects. The financial information contained elsewhere in this report has been reviewed to ensure consistency with the consolidated financial statements.

Management has established systems of internal controls, which are designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use and to produce reliable accounting records for the preparation of financial information.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal controls. It exercises its responsibilities primarily through the Audit Committee, which is comprised of independent, non-management directors. The Audit Committee has reviewed the consolidated financial statements with management and the auditors and has reported to the Board of Directors which have approved the consolidated financial statements.

The consolidated financial statements have been audited by KPMG LLP, the external auditors, in accordance with auditing standards generally accepted in Canada on behalf of the shareholders.

Richard A. Walls
President and Chief Executive Officer

Robert A. Maitland, CA
Vice-President, Finance and Chief Financial Officer

Calgary, Canada
March 31, 2004

AUDITORS' REPORT

To the Shareholders of Fairborne Energy Ltd.

We have audited the consolidated balance sheets of Fairborne Energy Ltd. as at December 31, 2003 and 2002 and the consolidated statements of operations and retained earnings and cash flows for the year ended December 31, 2003 and for the seven month period from May 31, 2002 to December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the year ended December 31, 2003 and for the seven month period from May 31, 2002 to December 31, 2002 in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants
Calgary, Canada
March 31, 2004

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets

		December 31, 2003	December 31, 2002
Assets			
Current assets			
Cash and cash equivalents		$ 6,151,841	$ 3,586,747
Accounts receivable		14,126,079	4,430,697
Prepaid expenses and deposits		1,997,492	980,928
		22,275,412	8,998,372
Fixed assets	*(Note 4)*		
Petroleum and natural gas properties and equipment		123,019,574	43,210,759
Office furniture and equipment		843,104	325,771
Accumulated depletion and depreciation		(16,312,598)	(4,149,402)
		107,550,080	39,387,128
Goodwill	*(Note 3)*	6,360,000	–
		$ 136,185,492	$ 48,385,500
Liabilities			
Current liabilities			
Accounts payable and accrued liabilities		$ 21,131,962	$ 6,743,395
Equipment lease	*(Note 5)*	2,573,332	124,979
Bank indebtedness	*(Note 6)*	7,940,800	–
		31,646,094	6,868,374
Equipment lease		–	2,573,332
Provision for site restoration		2,764,000	1,086,027
Future income taxes	*(Note 7)*	15,791,000	982,000
Shareholders' Equity			
Capital stock	*(Note 8)*	73,040,241	34,437,004
Contributed surplus	*(Note 8)*	330,991	–
Retained earnings		12,613,166	2,438,763
		85,984,398	36,875,767
Commitments	*(Note 10)*		
Subsequent events	*(Note 11)*		
		$ 136,185,492	$ 48,385,500

See accompanying notes to the consolidated financial statements

Michael E.J. Phelps
Director
March 31, 2004

Gary F. Aitken
Director

Consolidated Statements of Operations and Retained Earnings

		For the Year Ended December 31, 2003	For the Seven Months Ended December 31, 2002
Revenue			
Petroleum and natural gas sales		$ 50,887,666	$ 16,376,092
Royalties		(9,436,353)	(2,968,912)
		41,451,313	13,407,180
Expenses			
Production		8,365,003	3,566,787
General and administrative		3,369,116	876,847
Interest		516,967	152,031
Future site restoration		1,405,400	578,900
Depletion and depreciation		12,163,196	4,149,402
		25,819,682	9,323,967
Income before taxes		15,631,631	4,083,213
Taxes	*(Note 7)*		
Future income taxes		5,253,000	1,607,000
Capital taxes		204,228	37,450
		5,457,228	1,644,450
Net Income		10,174,403	2,438,763
Retained earnings, beginning of period		2,438,763	–
Retained earnings, end of period		$ 12,613,166	$ 2,438,763
Net income per share	*(Note 8)*		
Basic		$ 0.40	$ 0.12
Diluted		$ 0.39	$ 0.12

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the Year Ended December 31, 2003	For the Seven Months Ended December 31, 2002
Cash provided by (used in):			
Operating activities			
Net income		$ 10,174,403	$2,438,763
Items not involving cash			
Depletion and depreciation		12,163,196	4,149,402
Future site restoration		1,405,400	578,900
Compensation expense		154,315	–
Future income taxes	*(Note 7)*	5,253,000	1,607,000
		29,150,314	8,774,065
Site restoration expenditures		(782,799)	(292,873)
Change in non-cash working capital		(7,512,336)	(1,124,652)
		20,855,179	7,356,540
Financing activities			
Issuance of common shares net of costs	*(Note 8)*	10,939,340	33,812,004
Equipment lease payments	*(Note 5)*	(124,979)	(67,228)
Bank indebtedness	*(Note 6)*	(4,295,316)	–
		6,519,045	33,744,776
Investing activities			
Capital expenditures		(34,496,454)	(7,170,991)
Property dispositions		1,542,903	–
Corporate acquisitions	*(Note 3)*	(800,000)	–
Acquisition of petroleum and natural gas properties	*(Note 3)*	–	(33,394,564)
Change in non-cash working capital		8,944,421	3,050,986
		(24,809,130)	(37,514,569)
Change in cash and cash equivalents		2,565,094	3,586,747
Cash and cash equivalents, beginning of period		3,586,747	–
Cash and cash equivalents, end of period		$ 6,151,841	$ 3,586,747
Cash interest paid		$ 516,967	$ 130,682
Capital taxes paid		$ 104,228	$ –

See accompanying notes to the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2003 and the Seven Months from May 31, 2002 to December 31, 2002

NATURE OF OPERATIONS:

Fairborne Energy Ltd. (the "Company" or "Fairborne") is a resource-based company engaged in the exploration for, and the development and production of natural gas, natural gas liquids and crude oil in Western Canada. The Company was incorporated under the laws of the Province of Alberta on January 9, 2002 and commenced active operations with the purchase of certain petroleum and natural gas properties and equipment on May 31, 2002.

1. SIGNIFICANT ACCOUNTING POLICIES

a) Basis of presentation

The consolidated financial statements of the Company have been prepared by management in accordance with generally accepted accounting principles in Canada and they include the accounts of the Company and its wholly owned subsidiaries. All inter-company transactions have been eliminated.

b) Petroleum and natural gas operations

The Company follows the full cost method of accounting for petroleum and natural gas properties and facilities whereby all costs associated with the exploration for and development of petroleum and natural gas reserves are capitalized. Such costs include land acquisition costs, geological and geophysical costs, lease rental costs on non-producing properties, costs of both productive and unproductive drilling and production equipment. Gains or losses are not recognized upon disposition of petroleum and natural gas properties unless crediting the proceeds against accumulated costs would result in a change in the depletion rate of 20% or more.

The accumulated costs, less the costs of unproved properties, are depleted and depreciated using the unit-of-production method based on total proved reserves before royalties as determined by independent evaluators. Natural gas reserves and production are converted into equivalent barrels of oil based upon the estimated relative energy content.

The costs of acquiring and evaluating unproved properties, are initially excluded from depletion calculations. These properties are assessed periodically to ascertain whether impairment has occurred. When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of impairment is added to the costs subject to depletion.

The net carrying amount of the Company's petroleum, and natural gas properties is limited to a ceiling, being the aggregate of future net revenues from proved reserves, less future capital costs plus the costs of unproved properties, net of impairment allowances, less future site restoration costs, general and administrative costs, financing costs and income taxes. Further, net revenues have been calculated using prices and costs in effect at the Company's period end without escalation or discounting.

c) Interest in joint ventures

Substantially all of the Company's oil and gas exploration and development activities are conducted jointly with others and, accordingly, the financial statements reflect only the Company's proportionate interest in such activities.

d) Goodwill

The Company records goodwill relating to acquisitions when the total purchase price exceeds the fair value of the net identifiable assets and liabilities acquired. Goodwill is assessed for impairment annually at year-end or if events occur that could result in an impairment. Impairment is recognized based on the fair value of the Company compared to the book value of the Company. If the fair value of the Company is less than the book value, impairment is measured by allocating the fair value of the Company to the identifiable assets and liabilities as if the Company had been acquired in a business combination for a purchase price equal to its fair value. The excess of the fair value of the Company over the amounts assigned to the identifiable assets and liabilities is the fair value of the goodwill. Any excess of the book value of goodwill over this implied fair value of goodwill is the impairment amount. Impairment is charged to earnings in the period in which it occurs.

e) Future Site Restoration

Estimated future site restoration costs are provided for over the life of the estimated proven reserves on a unit-of-production basis. Costs are estimated each year by management in consultation with the Company's engineers based on current regulations, costs, technology and industry standards. The period charge is expensed and actual site restoration and abandonment expenditures are charged to the accumulated provision account as incurred.

f) Risk management

Financial instruments may be utilized by the Company to manage its exposure to commodity price fluctuations and foreign currency exposures. The Company's practice is not to utilize financial instruments for trading or speculative purposes.

The Company formally documents relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair value or cash flows of hedged items.

Foreign exchange gains and losses on foreign currency exchange swaps used to hedge US dollar denominated commodity contracts are recognized in income as a component of oil and gas sales during the same period as the corresponding hedged position.

The Company may use forwards, futures and swap contracts to manage its exposure to commodity price fluctuations. The net receipts or payments arising from these contracts are recognized in income as a component of oil and gas sales during the same period as the corresponding hedged position.

g) Stock-Based Compensation

The Company has a stock based compensation plan, which is described in Note 8. Compensation expense associated with the stock based compensation plan is recognized in income over the vesting period of the plan with a corresponding increase in contributed surplus. Compensation expense is based on the fair value of the stock based compensation at the date of the grant using a Black-Scholes option pricing model.

Any consideration received upon exercise of the stock based compensation together with the amount of non-cash compensation expense recognized in contributed surplus is recorded as an increase in shareholders' equity.

h) Income Taxes

The Company uses the liability method of accounting for future income taxes. Under the liability method, future income tax assets and liabilities are determined based on "temporary differences" (differences between the accounting basis and the tax basis of the assets and liabilities), and are measured using the currently enacted, or substantively enacted tax rates and laws expected to apply when these differences reverse. A valuation allowance is recorded against any future income tax assets if it is more likely than not that the asset will not be realized.

i) Flow-through Shares

The resource expenditure deductions for income tax purposes related to exploratory and development activities funded by flow-through share arrangements are renounced to investors in accordance with tax legislation. Future tax liabilities and share capital are adjusted by the estimated cost of the renounced tax deductions when the shares are issued.

j) Office furniture and equipment

Office furniture and equipment is stated at cost. Depreciation is provided on a declining balance basis at a rate of 20%.

k) Cash and cash equivalents

The Company considers cash and short term deposits with maturities of three months or less as cash and cash equivalents.

l) Measurement uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenue and expenses for the period then ended. Actual results could differ from those estimates.

The amounts recorded for depletion and depreciation and the provision for future site restoration are based on estimates. The ceiling test calculation is based on estimates of proved reserves, production rates, petroleum and natural gas prices, future costs and relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and may impact the consolidated financial statements of future periods.

m) Per Share Information

Basic per share amounts are calculated using the weighted average number of shares outstanding during the year. Diluted per share amounts are calculated based on the treasury-stock method, which assumes that any proceeds obtained on the exercise of in the money options and warrants would be used to purchase common shares at the average market price during the period. The weighted average number of shares outstanding is then adjusted by the net change.

n) Revenue Recognition

Revenue from the sale of oil and natural gas is recognized when the product is delivered. Revenue from processing and other miscellaneous sources is recognized upon completion of the relevant service.

2. Changes in Accounting Policies

Stock-Based Compensation Plan

Effective January 1, 2003, the Company prospectively adopted amendments to a Canadian accounting standard relating to recognizing the compensation expense associated with stock based compensation plans, as outlined in Note 1. Under the amended standards, the Company must recognize compensation expense based on the fair value of the stock options granted under the Company's stock based compensation plan. The company uses a Black-Scholes option pricing model to determine the fair value at the date of grant. The impact of adoption was a decrease in income and an increase in contributed surplus of $154,315 for the year ended December 31, 2003.

3. Acquisitions

On July 2, 2003 the shareholders of the Company and Pivotal Energy Ltd. ("Pivotal") approved an Arrangement Agreement to merge the two companies and continue as a publicly listed company named Fairborne Energy Ltd. As consideration for the transaction, Pivotal shareholders received 0.485 of a Fairborne common share for each Pivotal common share held. In addition, options to acquire Pivotal shares were exchanged for 778,162 options to acquire Fairborne shares. Upon closing of the arrangement, Fairborne had approximately 30.3 million common shares outstanding, of which prior Fairborne shareholders held approximately 65% of outstanding common shares and prior shareholders of Pivotal held approximately 35%. As such, the transaction was accounted for as an acquisition of Pivotal by Fairborne.

The purchase price equation is as follows:

Cost of Acquisition:	
Shares	$ 31,047,954
Transaction costs	800,000
Options	632,879
	$ 32,480,833
Allocated:	
Current assets	$ 3,975,892
Petroleum and natural gas properties and equipment	47,425,800
Goodwill	6,360,000
Current liabilities	(6,220,428)
Bank indebtedness	(12,236,116)
Provision for site restoration	(1,055,372)
Future income taxes	(5,768,943)
	$ 32,480,833

On May 31, 2002, the Company acquired certain petroleum and natural gas assets located in Central Alberta. The acquisition has been accounted for by the purchase method. Details of the acquisition are as follows:

Net assets acquired:	
Petroleum and natural gas properties and equipment	$ 36,365,539
Future site restoration costs	(800,000)
Assumption of equipment lease	(2,765,539)
	32,800,000
Non-cash working capital	594,564
	$ 33,394,564
Consideration:	
Cash	$ 32,810,340
Transaction costs	584,224
	$ 33,394,564

4. Petroleum and natural gas properties and equipment:

	2003	2002
Petroleum and natural gas properties and equipment	$123,019,574	$43,210,759
Office furniture and equipment	843,104	325,771
	123,862,678	43,536,530
Accumulated depletion and depreciation	(16,312,598)	(4,149,402)
	$107,550,080	$39,387,128

Included in petroleum and natural gas properties and equipment are compressors under capital lease. At December 31, 2003 the cost and the accumulated depletion and depreciation of the assets under capital lease was $2,765,539 and $651,436 respectively, (2002 - $2,765,539 and $248,750, respectively).

As at December 31, 2003, the Company had a surplus in its ceiling test using year end prices. Costs of acquiring undeveloped properties in the amount of $9,730,000 were excluded from the depletion calculations, (2002 - $541,000).

As at December 31, 2003, estimated future site restoration costs to be accrued over the life of the remaining proven reserves were approximately $13.6 million.

5. Equipment lease

The Company has given notice to repay the equipment lease in early April 2004. The equipment lease is repayable in monthly installments of $29,977 including interest at 8.9%.

6. Bank indebtedness

At December 31, 2003 the Company had available $47 million of demand operating credit facilities from two Canadian chartered banks subject to the banks' valuation of the petroleum and natural gas properties owned by the Company. The facilities bore interest at the banks' prime rate. At December 31, 2003 $7,940,800 was drawn under the facilities. The facilities are secured by a first ranking floating charge on all real property of the Company and a general security agreement. On March 3, 2004, the two Canadian chartered banks increased the credit facilities to $50 million.

7. Future income taxes

The provision for income taxes in the financial statements differs from the result, which would have been obtained in applying the combined federal and provincial tax rate to the Company's earnings before income taxes. The difference results from the following items:

	2003	2002
Earnings before taxes	$15,631,631	$ 4,083,213
Combined federal and provincial tax rate	40.62%	42.1%
Computed "expected" income tax expense	6,349,569	1,719,000
Increase (decrease) in income taxes resulting from:		
Non-deductible crown charges	2,037,000	874,000
Resource allowance	(2,738,000)	(986,000)
Effect of changes in tax rate	(878,700)	–
Other	483,131	–
Future income taxes	5,253,000	1,607,000
Capital taxes	204,228	37,450
	$ 5,457,228	$ 1,644,450

The components of the future income tax liability at December 31, 2003 and 2002 are as follows:

	2003	2002
Future income tax liabilities:		
Petroleum and natural gas properties and equipment	$17,552,000	$ 1,602,000
Future income tax assets:		
Future site restoration	(961,000)	(120,000)
Share issue costs	(800,000)	(500,000)
	(1,761,000)	(620,000)
Net future income tax liability	$15,791,000	$ 982,000

8. Capital Stock

a) Authorized

(i) Unlimited number of common shares; and

(ii) Unlimited number of preferred shares, issuable in series, rights and privileges to be determined upon issue, of which none have been issued.

b) Common Shares, Issued and Outstanding

	2003		2002	
	Number of Shares	Amount	Number of Shares	Amount
Balance, beginning of period	19,750,000	$ 34,437,004	–	$ –
Initial private placement issued for cash	–	–	4,600,000	5,060,000
Private placement of common shares issued for cash	–	–	15,150,000	30,300,000
Shares issued on acquisition of Pivotal *(Note 3)*	10,576,688	31,047,954	–	–
Issued on exercise of options	501,481	1,807,341	–	–
Flow-through shares issued for cash	1,500,000	10,125,000	–	–
Future tax impact of flow through shares	–	(4,011,357)	–	–
Share issue costs	–	(590,001)	–	(1,547,996)
Future tax benefit of issue costs	–	224,300	–	625,000
	32,328,169	$ 73,040,241	19,750,000	$34,437,004

In conjunction with the acquisition of Pivotal on July 2, 2003, all existing Fairborne common shares and Class A common shares were converted into new common shares of Fairborne.

The Company has a commitment to spend $10.1 million in 2004 on qualifying expenditures pursuant to the December 9, 2003 flow through private placement. All of the expenditures were renounced effective December 31, 2003 but are required to be incurred in 2004.

c) Contributed Surplus

	2003
Balance, beginning of year	$ –
Options issued on acquisition of Pivotal *(Note 3)*	632,879
Options granted	154,315
Options exercised	(403,000)
Options cancelled and expired	(53,203)
	$ 330,991

The Company recorded the compensation cost related to stock options granted in 2003. The amount of compensation cost is reduced for stock options granted on or after January 1, 2003 which were subsequently cancelled.

The weighted average fair value of stock options granted in 2003 was $1.11 per option using the Black-Scholes option pricing model with the following weighted average assumptions: risk free rate of 4 percent, expected volatility of 30 percent and expected life of 3 years.

The fair value of stock options and warrants granted prior to January 1, 2003 is not significant.

d) Per Share Amounts

The following table summarizes the weighted average common shares used in calculating net income per share:

	2003	2002
Basic	25,177,504	19,750,000
Diluted	26,424,044	19,750,000

The reconciling item between the basic and diluted average common shares are outstanding stock options and outstanding warrants.

e) Stock Options

There are 2,861,049 stock options outstanding at December 31, 2003 with a weighted average exercise price of $2.90 per share. The options expire between March 11, 2004 and November 4, 2008.

The following table sets forth a reconciliation of the stock option plan activity for the periods ended December 31, 2002 and December 31, 2003:

	2003		2002	
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of period	1,902,500	$ 2.40	–	$ –
Options issued on acquisition of Pivotal *(Note 1)*	778,162	$ 3.10	–	–
Granted	759,500	$ 4.17	1,902,500	$ 2.40
Exercised	(501,481)	$ 2.80	–	$ –
Expired and cancelled	(77,632)	$ 5.82	–	$ –
Outstanding, end of period	2,861,049	$ 2.90	1,902,500	$ 2.40
Exercisable, end of period	841,209	$ 2.52	–	$ –

The following table summarizes stock options outstanding under the plan at December 31, 2003:

Exercise Price	Options Outstanding	Remaining Term *(years)*	Options Exercisable
$1.75 - $1.84	57,162	1.7	57,162
$2.40 - $3.09	2,108,086	3.5	767,246
$3.42 - $4.76	388,912	4.3	10,912
$5.20 - $5.92	306,889	4.7	5,889
	2,861,049	3.7	841,209

f) Warrants

There are 1,960,000 warrants to purchase common shares at $3.50 per share exercisable at any time prior to close of business on May 31, 2006.

9. Financial instruments

a) *Credit Risk:*

A significant portion of the Company's accounts receivable are from joint venture partners in the oil and gas industry and are subject to normal industry credit risks.

b) *Fair value of financial instruments:*

The carrying value of the Company's financial instruments, other than bank indebtedness, approximate their fair value due to their short maturity. The fair value of the bank indebtedness approximates its carrying value as it bears interest at a floating rate.

c) *Forward Sales Contracts:*

The Company has a price risk management program whereby the Company sells forward a portion of its future production through fixed price physical sales contracts with customers. The following summarizes the contracts outstanding at December 31, 2003:

Commodity	Period	Volume	Price	
Natural Gas	January 1 to March 31, 2004	2,000 GJ/day	CDN	$6.54/GJ
Natural Gas	March 1 to March 31, 2004	2,000 GJ/day	CDN	$6.33/GJ
Natural Gas	January 1 to February 29, 2004	2,000 GJ/day	CDN	$6.40 - $7.10/GJ
Crude Oil	January 5 to June 30, 2004	350 bbls/day	CDN	$37.90
Crude Oil	January 5 to March 31, 2004	350 bbls/day	WTI US	$31.35
Crude Oil	April 1 to June 30, 2004	350 bbls/day	WTI US	$30.32
Crude Oil	July 1 to September 30, 2004	350 bbls/day	WTI US	$32.25

On January 28, 2004 the Company has sold forward US$1,623,000 of foreign exchange exposure at Cdn $1.3230 to US $1.00 (US $0.7559 to Cdn $1.00) to June 30, 2004.

10. Commitments

The Company has certain lease commitments for its office premises through to September 30, 2008. As at December 31, 2003 the payments due under these commitments are approximately:

Year	Commitment
2004	$ 348,000
2005	$ 348,000
2006	$ 348,000
2007	$ 348,000
2008	$ 261,000

11. Subsequent events

On March 31, 2004 the Company acquired oil, natural gas and natural gas liquids assets located in the West Pembina/Brazeau area of West Central Alberta for total consideration of $116 million subject to closing adjustments.

On February 27, 2004, the Company issued, on a private placement basis, 6,178,000 Subscription Receipts at a price of $6.65 each, for gross proceeds of $41,083,700 (net proceeds of approximately $38,900,000) exchangeable into common shares on closing of the acquisition noted above. On March 31, 2004, the subscription receipts were converted into 6,178,000 common shares. In addition, on March 31, 2004, the Company's credit facilities were increased to $85 million. The proceeds of the issue of common shares combined with bank borrowings were used to acquire the assets noted above.

SHAREHOLDER INFORMATION

Directors

Gary F. Aitken
President, Chowade Energy Inc.

Michael E.J. Phelps
Chairman, Dornoch Capital Inc.

Donald J. Nelson
President, Fairway Resources Inc.

David L. Summers
Vice President, Operations and COO,
Fairborne Energy Ltd.

Richard A. Walls
President and CEO, Fairborne Energy Ltd.

Rodney D. Wimer
President, Mazama Capital Partners

Officers

Richard A. Walls
President and CEO

David L. Summers
Vice President, Operations and COO

Robert A. Maitland
Vice President, Finance and CFO

Steven R. VanSickle
Senior Vice President, Exploration

Auditors

KPMG LLP

Reserve Evaluators

Gilbert Laustsen Jung Associates Ltd.

Bank

Royal Bank of Canada

National Bank of Canada

Legal Counsel

Burnet, Duckworth & Palmer LLP

McCarthy Tetrault LLP

Stock Exchange Listing

The Toronto Stock Exchange
Trading Symbol: FEL

Corporate Governance

A system of corporate governance for Fairborne has been established to provide the Board of Directors, management and shareholders of the Corporation with effective governance. A more detailed discussion of corporate governance is available in the Information Circular for the Annual and Special General Meeting of Shareholders.

Shareholders and interested investors are encouraged to visit our web site: *http://www.fairborne-energy.com.* Historical public documents, corporate information, latest presentation material and press releases are all available. Filings also available at: www.sedar.com

FAIRBORNE ENERGY LTD.

2900, 605 – Fifth Avenue S.W.
Calgary, Alberta T2P 3H5
Telephone – 403-290-7750
Fax – 403-290-7751

2003 ANNUAL REPORT